Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 4, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of Shares (Summary Translation dated April 3, 2006)
- Notice of Financial Forecast and Dividend Forecast Modifications

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 4/10

April 3, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of March 31, 2006

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 26, 2005)		2,200,000	25,630,000,000
Acquisition during reporting month	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)		2,157,400	25,133,710,000
Acquisition in progress (%)		98.1	98.1

2. Processing state

Not applicable

3. Share holdings

As of March 31, 2006

	Number of Shares
Total shares outstanding	141,669,000
Treasury shares	13,708,200

RECEIVED

2006 APR -7 P 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 3, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Nintendo Co., Ltd.
File Number 82-2544**

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iv), the following is an updated and revised list of the information that Nintendo Co., Ltd., a corporation incorporated under the laws of Japan (the "Company"), (i) is required to make public, as of this date, pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) is required to file with any stock exchange and which has been made public by such exchange or (iii) distributes to its security holders. The updated list below also sets forth timing requirements and the source of the publication requirement.

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earnings and Business Report (*eigyo hokokusho*) in the case of Ordinary General Meeting of Shareholders	Notice must be dispatched at least two weeks prior to the meeting.	Article 232 of the Commercial Code of Japan

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Public Announcement	Generally without delay when available	The Commercial Code of Japan or The Securities and Exchange Law of Japan (the "Securities Law")
Securities Registration Statement and any amendment thereto or Shelf Registration Statement, any amendment thereto and Supplemental Documents thereto	Prior to the public offering or secondary distribution of securities	Article 4, 5, 7, 23-3(1), 23-4, 23-8(1) of the Securities Law
Annual Securities Report (including Audited Financial Statements) and any amendment thereto	Within three months after the end of fiscal year (on or prior to the last day of June)	Article 24(1), 24-2(1) of the Securities Law
Semi-Annual Securities Report (including Interim Financial Statements) and any amendment thereto	Within three months after the end of interim period (on or prior to the last day of December)	Article 24-5(1), (5) of the Securities Law
Extraordinary Report and any amendment thereto	Without delay after the occurrence of any of the events listed in a regulations under the Securities Law	Article 24-5(4), (5) of the Securities Law
Report as to Acquisition of its own Shares by the Company and any amendment thereto	By the 15th day of each following month, after the resolution approving the acquisition of shares by General Meeting of Shareholders or Board of Directors' meeting is made, and until the month when the next General Meeting of Shareholders for the fiscal term is over	Article 24-6(1), (3) of the Securities Law
Tender Offer Registration Statement and any amendment thereto Tender Offer Report for Acquisition of its own Shares and any amendment thereto	At the time of commencement of such tender offer and immediately after the end of the tender offer period	Article 27-3(2), 27-8, 27-22-2 of the Securities Law

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Report as to Corporate Governance and any amendment thereto	May 31, 2006 for the initial report, without delay after any amendments are made by the Company, and without delay after the first subsequent notice of General Meeting of Shareholders when changes are required by the Exchanges	Rule 7-5* and its supplementary provision of Securities Listing Regulations, and Rules on Timely Disclosure of Listed Securities in the Exchanges *based on the regulations of Tokyo Stock Exchange; Rule 7-6 is applicable based on the regulations of Osaka Securities Exchange
Notice or Announcement in Relation to Material Information as to the Company's Business etc., which can Significantly Impact an Investor's Decision with respect to the Company (if any)	Promptly after the occurrence of the event giving rise to such issues	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Annual Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Interim Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of First Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of Third Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Declaration Document for Timely Disclosure and the attachments thereto	Immediately (generally within two weeks) after the representative personnel changes or after five years have elapsed since the previous document is filed and the attachments may solely be replaced any time	Rules on Timely Disclosure of Listed Securities in the Exchanges

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Confirmation Document regarding fairness of Annual Securities Report etc.	Without delay (generally within two weeks) after Annual Securities Report or Semi-Annual Securities Report is filed	Rules on Timely Disclosure of Listed Securities in the Exchanges
Annual Business Report to Shareholders	None	None
Semi-Annual Business Report to Shareholders (if any)	None	None
Notice of Resolutions of General Meeting of Shareholders	None	None
Notice of Interim Dividend decided by Board of Directors	None	None
Annual Report (if any)	None	None

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206) 359-6167.

Very truly yours,
NINTENDO CO., LTD.

Yoshihiro Mori

April 4, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Financial Forecast and Year-end Dividend Forecast Modifications

Based primarily on foreign exchange rate trends, the Company hereby modifies its financial forecast for the fiscal year ended March 2006 (April 1, 2005 - March 31, 2006), which was announced on November 24, 2005 as stated below. In addition, the Company modifies its year-end dividend per share and annual dividend per share forecasts for the fiscal year ended March 2006 by 100 yen compared to the previous fiscal year to 300 yen and 370 yen, respectively.

1. Financial forecast modification for the fiscal year ended March 2006 (April 1, 2005 - March 31, 2006)

(1) Forecast modification of consolidated results

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	500,000	125,000	75,000
Revised forecast (B)	500,000	160,000	95,000
Net Increase/Decrease((B)-(A))	-	35,000	20,000
Net Increase/Decrease Percentage	-	28.0%	26.7%
Actual result for the fiscal year ended March 2005	515,292	145,292	87,416

Estimated annual earnings per share: 736.13 yen

(2) Forecast modification of non-consolidated results

Yen in Millions

	Net sales	Income before income taxes and extraordinary items	Net income
Previous forecast(A)	390,000	95,000	60,000
Revised forecast (B)	410,000	150,000	90,000
Net Increase/Decrease((B)-(A))	20,000	55,000	30,000
Net Increase/Decrease Percentage	5.1%	57.9%	50.0%
Actual result for the fiscal year ended March 2005	443,044	134,123	80,005

Estimated annual earnings per share: 697.32 yen

(3) Reason for modification

As a result of the weaker than estimated Japanese yen, a substantially greater amount of foreign exchange gain is expected to be reported compared to the Company's previously announced forecast. The increase in foreign exchange gain is expected to increase income before income taxes and extraordinary items and net income on a consolidated basis. On a non-consolidated basis, in addition to the effect of the increase in foreign exchange gain, favorable sales of "Nintendo DS" in Japan, among others, are expected to increase net sales, income before income taxes and extraordinary items and net income.
Exchange rates per US dollar and Euro against Japanese yen as of March 31, 2006 were 117.47 yen and 142.81 yen, respectively.

2. Year-end dividend forecast modification for the fiscal year ended March 2006 (April 1, 2005 - March 31, 2006)

(1) Dividend per share for the fiscal year ended March 2006 (April 1, 2005 - March 31, 2006)

	Previous forecast announced on November 24, 2005	Revised forecast	Dividend paid for the fiscal year ended March 2005
Interim dividend per share	70 yen	70 yen *	70 yen
Year-end dividend per share	70 yen～	300 yen	200 yen
Annual dividend per share	140 yen～	370 yen	270 yen

* The Company paid 70 yen per share as interim dividend in December 2005.

(2) Reason for modification

It is the Company's basic policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ended March 31, 2006, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2006 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is being kept at 140 yen.

Based on this policy, if actual financial results are in line with our revised forecasts, the 50% consolidated net income standard rounded up to the 10 yen digit will be adopted. Again, this is primarily due to the effect of foreign exchange gain substantially exceeding the Company's previous forecast. As a result, the annual dividend per share and year-end dividend per share are expected to increase by 100 yen compared to the previous fiscal year to 370 yen and 300 yen, respectively.

Although financial results for the fiscal year ended March 2006 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

※ Note with respect to forecasts

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.